UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONSTITUTION CAPITAL ACCESS FUND, LLC

(Name of Subject Company (Issuer))

CONSTITUTION CAPITAL ACCESS FUND, LLC

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

21039R101, 21039R200 AND 21039R309
(CUSIP Number of Class of Securities)

Christopher Faucher
Constitution Capital PM, LP
300 Brickstone Square, 7th Floor
Andover, Massachusetts 01810
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 7, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Constitution Capital Access Fund, LLC (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $39,484,825 or 3,218,235 Shares outstanding as of May 31, 2026) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute three of the classes offered by the Fund designated as Class A (“Class A Shares”), Class D (“Class D Shares”) and Class I (“Class I Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on May 31, 2026, there was approximately $211,716 (or 17,277 Shares), $379,773 (or 31,015 Shares) and $789,105,017 (or 64,316,404 Shares) outstanding capital of the Fund held in Class A Shares, Class D Shares and Class I Shares, respectively. The net asset value per Class A Share, Class D Share and Class I Share as of the close of business on May 31, 2026 was $12.25, $12.25 and $12.27, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on August 3, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value per Share will be calculated for this purpose as of August 31, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may reserve up to 10% of the net asset value to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s next fiscal year end after the Valuation Date is March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•	A Shareholder may tender all of its Shares or some of its Shares. A 2.00% early repurchase fee may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. Subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. See Item 4(a)(1)(ii).

•	Shares tendered for repurchase will be treated as having been repurchased on a “first in — first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.

•	We will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date in the manner specified above, of the repurchased Shares. The Promissory Notes will be held by Ultimus Fund Solutions, LLC (the “Tender Offer Administrator” or “Ultimus”) on behalf of each such Shareholder. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for, among other things, the following payments. The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above. The Initial Payment will be made within 65 days after the Notice Due Date.

•	The second and final payment in respect of the Promissory Note (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be paid in full no later than 5 business days following the completion of such audit.

•	If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on August 3, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 31, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares until such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (ii) mail or otherwise deliver a Letter of Transmittal to Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati Ohio 45246; or (ii) fax it to Ultimus Fund Solutions, LLC. at (402) 609-7043, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on August 3, 2026. The value of the Shares may change between May 31, 2026 (the date as of which the net asset value information reported herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact Ultimus Fund Solutions, LLC at (855) 551-2276 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on August 3, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through August 31, 2026, or a later date determined by the Fund if the Offer is extended (in each case, the "Repurchase Date"), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)  The name of the issuer is “Constitution Capital Access Fund, LLC.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212. The Fund's Tender Offer Administrator, Ultimus Fund Solutions, LLC’s telephone number is (855) 551-2276.

(b)  The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund, and includes Class A Shares, Class D Shares and Class I Shares. As of the close of business on May 31, 2026, there was approximately $211,716, $379,773 and $789,105,017 outstanding in capital of the Fund held in Class A Shares, Class D Shares and Class I Shares, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered and not withdrawn by Shareholders as described above in Item 1.

(c)  There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Limited Liability Company Agreement dated August 4, 2022 (as it may be amended from time to time, the “LLC Agreement”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Constitution Capital Access Fund, LLC.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212. The Fund's Tender Offer Administrator, Ultimus Fund Solutions, LLC’s telephone number is (855) 551-2276. The Fund’s investment objective is to generate long-term capital appreciation. The Adviser of the Fund is Constitution Capital PM, LP (the “Adviser”). The principal executive office of the Adviser is located at 300 Brickstone Square, 7th Floor, Andover, Massachusetts, 01810. The members of the Fund’s Board of Managers (the “Board of Managers”) are Daniel M. Cahill, Robert M. Hatch, Vicente Miguel T. Ramos, Richard Kracum, J. Michael Fields, Kevin T. McMenimen, and Kristen M. Leopold. The Managers may be reached c/o Joshua Deringer, Faegre Drinker Biddle & Reath LLP, One Logan Square, Ste 2000, Philadelphia, PA 19103.

Item 4.	TERMS OF THE TENDER OFFER.

(a)  (i)  Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on August 3, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)       The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on August 31, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees (including the early repurchase fee), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

•	A Shareholder may tender all or some of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. Subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. The Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date in the manner specified above, of the repurchased Shares. The Promissory Notes will be held by the Administrator on behalf of each such Shareholder. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for, among other things, the following payments. The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above. The Initial Payment will be made within 65 days after the Initial Notice Due Date. The second and final payment in respect of the Promissory Note (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be paid in full no later than 5 business days following the completion of such audit. If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Valuation Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The purchase amount will be paid entirely in cash.

(iii)       The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on August 3, 2026. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)       Not applicable.

(v)       At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated July 7, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)       Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, August 3, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a Shareholder whose written tender is not accepted by the Fund on or prior to August 31, 2026 (i.e., the date 40 business days from the commencement of the Offer), will also have the right to withdraw its tender of its Shares until such date.

(vii)       Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to Ultimus Fund Solutions, LLC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to Ultimus Fund Solutions, LLC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Ultimus Fund Solutions, LLC either by mail or by fax, no later than 11:59 p.m., Eastern Time, on August 3, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to Ultimus Fund Solutions, LLC by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by Ultimus Fund Solutions, LLC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)       If Shares in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)       Not applicable.

(xii)       The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 24, 2022 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Limited Liability Company Agreement provide that the Board of Managers has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board of Managers that the Fund offer to repurchase Shares from its Shareholders quarterly each year. The Fund commenced operations immediately following the close of business on September 30, 2022 and previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning in the first quarter of 2023.

The Adviser has agreed, subject to its fiduciary responsibilities and other applicable law, to recommend to the Fund’s Board of Managers that the Fund effectuate quarterly tender offers consistent with and subject to the terms of the Fund’s current Registration Statement. L8 Investment Holdings LP has informed the Adviser that, consistent with and subject to its undertakings disclosed as part of its Schedule D, it currently intends to tender 5% of its Class I Shares in this Offer.

Other than as set forth above, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Limited Liability Company Agreement.

(b)  Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)  None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Limited Liability Company Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash, liquid securities or, to the extent applicable, interests in investment funds that the Fund (i) has requested to be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Promissory Note, as described above.

(b)  There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)  Not applicable.

(d)  None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)   Based on May 31, 2026 values, the Adviser, the Managers and Officers of the Fund, and each of their associates, owned the number of Shares indicated in the table below. None of the Fund’s Managers or officers, other than as noted below, held any Shares.

Person	Number of Shares	Percentage of Shares Outstanding
Constitution Capital PM, LP, the Adviser	11,697	0.02%
L8 Investment Holdings, LP	44,016,021	68.39%
J. Michael Fields	4,971	0.01%
Vicente Miguel T. Ramos	55,492	0.09%
Christopher S. Faucher	2,485	0.00%*
Robert M. Hatch	24,663	0.04%

*Percentage of shares outstanding is less than 0.01%

(b)  Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations as a registered investment company under the 1940 Act immediately following the close of business on September 30, 2022 and has a fiscal year end of March 31. Accordingly, reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the annual period ended March 31, 2026, previously filed with the SEC on Form N-CSR on June 5, 2026.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) Class A NAV per Share $12.25 (5/31/26)

 Class D NAV per Share $12.25 (5/31/26)

 Class I NAV per Share $12.27 (5/31/26)

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)          (1)        None.

(2)        None.

(3)        Not applicable.

(4)       Not applicable.

(5)       None.

(b)           None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CONSTITUTION CAPITAL ACCESS FUND, LLC

	By:	/s/ Jeff Minerva
	Name:	Jeff Minerva
	Title:	Treasurer
July 7, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F	Calculation of Filing Fee Tables